Exhibit 12.1

ALTRIA GROUP, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Nine Months Ended 9/30/11	For the Years Ended December 31,
		2010	2009	2008	2007	2006
Earnings from continuing operations before income taxes	$4,399	$5,723	$4,877	$4,789	$4,678	$4,753
Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(561)	(631)	(601)	(471)	(516)	(466)
Dividends from less than 50% owned affiliates	280	303	254	249	224	193
Fixed charges	895	1,152	1,249	529	888	1,613
Interest capitalized, net of amortization	(6)	26	5	(9)	(5)

Earnings available for fixed charges	$5,007	$6,573	$5,784	$5,087	$5,269	$6,093

Fixed charges:
Interest incurred (A):
Consumer products	$880	$1,133	$1,210	$451	$697	$1,283
Financial services			20	38	54	81

	880	1,133	1,230	489	751	1,364
Portion of rent expense deemed to represent interest factor	15	19	19	40	137	249

Fixed charges	$895	$1,152	$1,249	$529	$888	$1,613

Ratio of earnings to fixed charges (B)	5.6	5.7	4.6	9.6	5.9	3.8

(A)	Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

(B)	Computation includes interest incurred and the portion of rent expense deemed to represent the interest factor from the discontinued operations of Philip Morris International Inc. and Kraft Foods Inc. in fixed charges. Excluding these amounts from fixed charges, the ratio of earnings to fixed charges from continuing operations would have been 12.5, 9.5 and 7.6 for the years ended December 31, 2008, 2007 and 2006, respectively.